Speaker: I love my hair. I want to keep this look. I'm trying not to go bald.

Speaker: I'm sick and tired of using my girlfriend's shampoo and conditioner. There's got to be something cool for guys.

Speaker: My brother lost his hair. My dad lost his hair. My grandpa lost his hair.

Speaker: I'm always scrolling through my phone, so why can't I find genuine advice for grooming and styling?

Speaker: I am still trying to find something, and somewhere to go to keep this looking good.

Ari S. Goldberg: Barber Surgeons Guild is rooted in a tradition of medical science and men's grooming. We want to create a modern day environment where guys have a trusted, safe environment to get the latest in men's styling, grooming, trends, and procedures.

Dr. Justin Rome: I'm Dr. Justin Rome, I'm a trained facial plastic and hair restoration surgeon. What I've noticed is nobody wants to go to a hair loss center, no one wants to go to a cosmetic surgery center. So my feeling was I wanted to create a totally different kind of environment for people. I had been thinking for a while was there an opportunity to build out something modern.

Ari S. Goldberg: That's one of our missions with Barber Surgeons is to create a safe, comfortable place online and offline, offering the latest and greatest medical services, procedures, techniques.

Dr. Justin Rome: Barber Surgeons Guild is a new approach to a historically relevant entity, which was the barber surgeon. It was a profession in the middle ages where barber and surgeon were really one trade, one profession under one roof. We're embracing that, taking the best of the barbering, the men's grooming, the medical advances in science, and bringing that together.

Ari S. Goldberg; The technology that is coming out today is unparalleled. Men have all sorts of options now in terms of best way to upkeep their appearance.

Dr. Justin Rome: We're creating a community, a community of guys that want to look their best.

Ari S. Goldberg: Barber Surgeons Guild is committed to creating the best online and offline experience. We look forward to seeing you soon in our locations in New York, LA, San Francisco, Miami, and Chicago all coming soon.